Exhibit 99

P R E S S   R E L E A S E

FOR ADDITIONAL INFORMATION
Contact: Christy Coulston
V P & Marketing Director
(707) 935-3200

SONOMA VALLEY BANCORP ANNOUNCES MANAGEMENT CHANGES IN THE SONOMA VALLEY BANK SUBSIDIARY

Sonoma, CA - March 21, 2008 – Sean Cutting, President and Chief Administrative Officer of Sonoma Valley Bank, wholly owned subsidiary of Sonoma Valley Bancorp, headquartered in Sonoma, CA, announces the promotion of a senior bank employee and changes in its executive management team.

Cathleen Gorham has been promoted to Executive Vice President and Chief Operating Officer. As COO, Ms. Gorham will be in charge of the SVB branches, bank operations and compliance, technology, human resources and facilities management. Ms. Gorham has been in banking since 1986 and joined Sonoma Valley Bank in 1992 as the Operations Supervisor. She became the Senior Vice President and Operations Officer in 2001 and has held the title of SVP and Branch Administrator since 2006.

Mary Dieter Smith will continue to serve as Executive Vice President and Chief Financial Officer but will no longer serve as the Chief Operating Officer. Her responsibilities will continue to include financial reporting, budgeting and asset and liability management. With the increased reporting requirements imposed upon SEC reporting companies, Ms. Smith will attest to the internal control effectiveness of the organizations financial reporting to comply with Sarbanes-Oxley 404.

Mr. Cutting said Ms. Gorham is a key person within the organization and her promotion is part of a long term growth strategy for the Bank, and the realignment of the executive management team will better meet the needs of the company.

ABOUT SONOMA VALLEY BANCORP:

Sonoma Valley Bancorp, with $298 Million in assets, is headquartered in Sonoma with a branch office in Glen Ellen, and the Banco de Sonoma branch in Boyes Springs. For the fifteenth year, Findley Reports, Inc. named Sonoma Valley Bancorp to its list of **SUPER PREMIER PERFORMING BANKS** in 2007. Sonoma Valley Bancorp shares are listed on the OTC Bulletin Board (OTCBB) and the stock symbol is **SBNK.**

NOTE REGARDING FORWARD LOOKING STATEMENTS:
This press release may contain forward-looking statements, which are not historical facts, but which management believes are a benefit to shareholders. These forward looking statements may include management's expectations regarding future events and performance of its subsidiary, Sonoma Valley Bank, including such items as operating efficiencies, projected growth in loans and deposits, future operating results and forecasts, net interest margin, strength of the local economy where Sonoma Valley Bank principally operates, and federal fiscal policies. Future events are difficult to predict and such forward-looking statements contained in this press release which are not historical facts are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed, including, but not limited to, certain changes in the local economy, changes in interest rates and federal fiscal policies, and changes in competition. In addition, the Company discusses certain other risks and uncertainties related to its operations in its reports filed with the Securities and Exchange Commission, which risks and discussion should be read in conjunction with this press release. The Company assumes no obligation to publicly revise forward-looking statements to reflect subsequent events or changed circumstances.